BlockchAIn Digital Infrastructure, Inc.

1540 Broadway, Ste. 1010

New York, NY 10036

VIA EDGAR

June 4, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlockchAIn Digital Infrastructure, Inc.
Registration Statement on Form S-1
File No. 333-296413

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BlockchAIn Digital Infrastructure, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:05 p.m., Eastern Time, on June 4, 2026 or as soon as thereafter practicable.

Very truly yours,

/s/ Jerry Tang
Jerry Tang Chief Executive Officer